

Mail Stop 4546

January 31, 2017

Richard Rusiniak
Chief Executive Officer
Algae Dynamics Corp.
37 – 4120 Ridgeway Drive
Mississauga, Ontario, Canada L5L 5S9

> **Re:** **Algae Dynamics Corp.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2017**
> **File No. 333-215685**

Dear Mr. Rusiniak:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition. . ., page 39

1.   Please revise your disclosure to include a discussion of your results of operations for the fiscal years ended March 31, 2015 and 2016. For reference, see Item 303(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Richard Rusiniak
Algae Dynamics Corp.
January 31, 2017
Page 2

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare

cc: Joseph Galda